Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

November 22nd, 2023

Via EDGAR

Ms. Jennie Beysolow

Mr. Dietrich King

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted September 28, 2023

CIK No. 0001883437

Dear Ms. Beysolow and Mr. King:

This letter is in response to the letter dated October 17, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to the confidential filing of the first amendment to draft Registration Statement on Form F-1 with the Commission on September 28, 2023 (the “Draft Amendment No. 1”) in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 2 to the Registration Statement on Form F-1 (“Draft Amendment No. 2”) is being filed to accompany this letter. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Draft Amendment No. 2.

Original Registration Statement

Cover page

1.	We note your response to comment 5. Please revise the cover page, as you do on page 4, to quantify distributions that have been made to date between the holding company and its subsidiaries, including the three cash transfers between the Company and the operating entity, during the fiscal years ended 2022, and 2021; and discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response:

In response to the Staff’s comments, we revised the relevant disclosure on the Cover Page of Draft Amendment No. 2.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Recent greater oversight by the Cyberspace Administration of China..., page 28

2.	We note your response to comment 16. Please revise your discussion of the possible ramifications if you did become subject to cybersecurity review by the CAC to include that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue current business operations.

Response:

In response to the Staff’s comments, we revised and further updated “Risk Factors – Risks Related to the PRC - Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business should we start an online retail business platform directly targeting our sales at mainland consumers directly” on page 30 of Draft Amendment No. 2.

Consolidated Financial Statements
13. Subsequent Events, page F-17

3.	Please tell us your basis for presenting unaudited as opposed to audited disclosure referencing authoritative literature supporting your determination. Please also explain why the Audit Report on page F-2 is dual dated with September 28, 2023 referencing Note 8 rather than Note 13.

Response:

In response to the Staff’s comments, our basis for presenting unaudited as opposed to audited disclosure referencing AS 3110: Dating of the Independent Auditor’s Report:

.06 An independent auditor may reissue his report on financial statements contained in annual reports filed with the Securities and Exchange Commission or other regulatory agencies or in a document he submits to his client or to others that contains information in addition to the client’s basic financial statements subsequent to the date of his original report on the basic financial statements. An independent auditor may also be requested by his client to furnish additional copies of a previously issued report. Use of the original report date in a reissued report removes any implication that records, transactions, or events after that date have been examined or reviewed. In such cases, the independent auditor has no responsibility to make further investigation or inquiry as to events which may have occurred during the period between the original report date and the date of the release of additional reports.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

.08 However, if an event of the type requiring disclosure only (as discussed in AS 2801.05 and AS 2801.08) occurs between the date of the independent auditor’s original report and the date of the reissuance of such report, and if the event comes to the attention of the independent auditor, the event may be disclosed in a separate note to the financial statements captioned somewhat as follows:

Event (Unaudited) Subsequent to the Date of the Independent Auditor’s Report

Under these circumstances, the report of the independent auditor would carry the same date used in the original report.

When an event occurred after original opinion date which is July 17th, 2023, and included in subsequent filing, the auditor is not responsible to audit such disclosure per AS 3110.06 and 3110.08. Events that occurred after the date above may be disclosed as “unaudited” per AS 3110.08.

The Audit Report on page F-2 of Draft Amendment No. 1 is dual dated because Note 8 was revised on Draft Amendment No.1 to redefine (i) Macau Enterprise Income Tax Law as “Macau EIT Law” and (ii) Hong Kong Enterprise Income Tax Law as “HK EIT Law” to make a distinction between these two laws. In Draft Registration Statement, they were both defined as “EIT Law” in Note 8. Because of the foregoing revisions to Note 8, the Audit Report on page F-2 is dual dated with the second date referring to September 28, 2023, the date Note 8 was revised as described in this paragraph.

General

4.	We note your response to comments 1, 2, 4, 8, 10, and 15, and we reissue those comments.

Response:

For ease of reference, comments from the Staff’s letter dated August 9, 2023 are referred to as “prior comments” and prior comments 1, 2, 4, 8, 10 and15 are reproduced below for the convenience of the Staff’s review.

Prior comment 1: “We note your disclosure that although you believe your corporate structure is stable without any interference from current applicable laws in PRC, Hong Kong, or Macau, you “face risks and uncertainties associated with the complex and evolving PRC laws and regulations and the economic conditions of the PRC because [y]our business operations rely on the economic growth of the PRC and the smooth functioning of the PRC commercial participants in [y]our industry.” Please revise to disclose that this structure involves unique risks to investors and acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

In response to the Staff’s prior comment 1, we revised and further updated the related disclosure on the Cover Page of Draft Amendment No. 2.

Cover Page

Prior comment 2: “Please revise your disclosure about the various legal and operational risks and uncertainties relating to your operations in Macau to make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact your ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.”

Response:

In response to the Staff’s prior comment 2, we revised and further updated the related disclosure on the Cover Page, the “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4 of Draft Amendment No. 2.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Prior comment 4: We note that you have operations located in Hong Kong. Please discuss in future filings, the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to:

●	Enforceability of civil liabilities in Hong Kong;
●	China’s Enterprise Tax Law (“EIT Law”);
●	Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and

Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response:

In response to the Staff’s prior comment 4, we revised and further updated (i) the related disclosure on the Cover Page, (ii) the “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4, (iii) “Risk Factors – Risks Related to the PRC” on page 26, and (iv)“Corporate History and Structure – Our Corporate History” on page 49 of Draft Amendment No. 2.

Additionally, we respectfully advise the Staff that none of Epsium BVI, Epsium HK or Luz is a PRC entity nor does any of them operate in the PRC. As such, we do not believe that we are subject to the China Enterprise Income Tax Law.

About this Prospectus

Conventions that Apply to this Prospectus, page ii

Prior comment 8: “We note that your definition of China or the PRC excludes the special administrative regions of Hong Kong, Macau, and Taiwan and your disclosure that reference to laws and regulations of China or the PRC are only to such laws and regulations of mainland China. Please revise here or elsewhere in this prospectus, as applicable, to disclose that the same legal and operational risks associated with operations in China also apply to operations in Hong Kong/Macau.”

Response:

In response to the Staff’s prior comment 8, we revised and further updated (i) on the Cover Page, (ii) “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4, and (iii) “Risk Factors – Risks Related to the PRC” on page 26 of Draft Amendment No. 2.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Summary of Risk Factors

Risks Related to the PRC and Risks Related to Doing Business in Macau, page 4

Prior comment 10: “Please revise to expand your disclosure and discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Response:

In response to the Staff’s prior comment 10, we revised and further updated “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4 of Draft Amendment No. 2.

Uncertainties with respect to the PRC legal system could materially and adversely affect us..., page 26

Prior comment 15: “Please revise your discussion about the PRC government’s significant oversight and discretion over the conduct of your business to describe any material impact that such intervention or control has or may have on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response:

In response to the Staff’s prior comment 15, we revised and further updated “Risk Factors – Risks Related to the PRC - Uncertainties with respect to the PRC legal system could materially and adversely affect us, as China is the country of origin of the Chinese liquor, our main product, and we partially rely on suppliers operating in the PRC region and a few of our clients are PRC entities” on page 28 of Draft Amendment No. 2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of King & Wood Mallesons LLP, at (347) 926 7542.

Sincerely,

/s/ Son I. Tam
Name:	Son I. Tam
Title:	Chief Executive Officer, Chief Financial Officer, and Chairman

cc: Laura Hemmann, Esq.

King & Wood Mallesons LLP

5